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                                                                     Exhibit 20
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                                                 NEWS RELEASE
                                                 Stratosphere Corporation
                                                 2000 Las Vegas Boulevard South
[STRATOSPHERE LOGO]                              Las Vegas, Nevada  89104
                                                 702-380-7777
                                                 702-383-4733 (fax)
                                                 Traded:  NASDAQ:TOWV




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FOR FURTHER INFORMATION CONTACT:
Tom Lettero - (702) 383-5207




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FOR IMMEDIATE RELEASE:
MONDAY, JANUARY 6, 1997



                      STRATOSPHERE CORPORATION ANNOUNCES
                          AGREEMENT WITH BONDHOLDERS


LAS VEGAS, NEV. - Stratoshere Corporation (NASDAQ: TOWV) today announced that the Company, together with Grand Casinos, Inc. (Grand) and an Ad Hoc Committee representing the holders of more than 57% of Stratosphere's 14 1/4% First Mortgage Notes due May 15, 2002, has reached an agreement-in-principle for the restructuring of the Notes and the equity capitalization of the Company. Stratosphere expects to present a restructuring plan in connection with a consensual Chapter 11 bankruptcy filing in Federal Bankruptcy Court later this month.

Under the terms of the restructuring, Stratosphere's $203 million 14 1/4% Notes currently outstanding will be exchanged for $203 million of new Stratosphere Notes bearing interest at 11 1/4%, due May 15, 2002. The plan calls for interest payable in kind at 14 1/4% per annum for the November 15, 1996, interest payment, now in arrears, and a payment in kind at 11 1/4% per annum for the May 15, 1997, interest payment, with all subsequent interest payments paid in cash. The new Notes will also receive additional contingent interest equal to 15% of Stratosphere's consolidated annual cash flow from $60 million to $80 million, up to $3 million per year. The new Notes will be callable at 110% of par (plus accrued interest) on May 15, 1999. Stratosphere also will be permitted to issue up to $25 million in additional new Notes to fund its working capital requirements.

In addition, the restructuring plan will include a Rights Offering to all existing holders of Stratosphere common stock, including Grand, which will generate net proceeds of approximately $75 million. The proceeds of the Rights Offering will be used to finance completion of Phase II of the Stratosphere resort complex. Existing Stratosphere shares will be canceled and shareholders will receive a transferable right to purchase one share of common stock in reorganized Stratosphere at $1.31 per share. Each purchaser of a share pursuant to the Rights Offering other than those subscribed by Grand, as its pro-rata share, also will receive a three-year warrant to purchaser one-half of a share of common stock at $3.00 per full share. As part of the restructuring plan, Grand has agreed to purchase its pro-rata share of the Rights Offering (approximately 42 percent) for approximately $31.9 million. Additionally, Grand will provide a standby commitment to purchase any unsubscribed portion of the Rights Offering not exercised by other Stratosphere shareholders. Grand has also agreed to provide a new Completion Guarantee for Phase II of the Stratosphere project, which includes a new hotel tower consisting of approximately 1,000 room bays, a pool and recreation area, landscaping and other improvements to the Stratosphere complex. The guarantee will cover up to $25 million in cost overruns on completion of Phase II. Any amounts paid by Grand pursuant to the Completion Guarantee would constitute subordinated debt of Stratosphere with interest payable at 11 1/4%.

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The Rights Offering will result in the issuance of 58 million shares of
Stratosphere common stock, with net proceeds of approximately $75 million.
Upon completion of the reorganization and Rights Offering, Stratosphere will have approximately 96.7 million shares of common stock outstanding and warrants outstanding to purchase an additional 16.8 million shares of common stock at $3.00 per share.

Under the agreement, Grand will convert $50 million due from Stratosphere into 40% (approximately 38.6 million shares) of the common stock of Stratosphere Corporation outstanding upon the completion of the reorganization. Grand previously loaned this amount to Stratosphere pursuant to its Completion Guarantee on the construction of the Stratosphere casino, hotel and tower, which opened in Las Vegas on April 29, 1996. Assuming full subscription by the public shareholders in the Rights Offering, Grand will subscribe for approximately 24.4 million shares of reorganized Stratosphere Corporation for $31.9 million. These shares together with shares received from the conversion of $50 million of debt, will result in Grand owning 65% of Stratosphere Corporation (without giving effect to the warrants).

The restructuring is subject to a number of conditions, including plan confirmation by the Federal Bankruptcy Court in Nevada, receipt of all necessary regulatory approvals, including those required by Nevada gaming authorities, completion of definitive plan related documents, and other customary closing conditions. In addition, Grand's obligations under the agreement are conditioned upon resolution or discharge of certain pending securities litigation, receipt by Grand of an investment banking fairness opinion, a two year Management Agreement wherein Grand agrees to manage construction of Phase II and the day to day operations of Stratosphere for $500,000 per year inclusive of all costs and expenses, and Stratosphere's operating cash flows for the months between October 1, 1996 and June 30, 1997, averaging not less than $2,267,000 million per month. Stratosphere's operating cash flows for October and November of 1996, adjusted to reflect certain extraordinary items, were approximately $2.7 million and $2.5 million, respectively.

The plan of reorganization will require the approval of the United States Bankruptcy Court. Presently, it is contemplated that the plan will provide full payment to trade creditors. It will be necessary for Stratosphere to reach an agreement or obtain court confirmation regarding its other creditors prior to the confirmation of this plan. The agreement-in-principle will expire unless a plan of reorganization consistent with the terms of the agreement is confirmed by June 30, 1997. Solicitations for consent to the plan will only be made pursuant to a disclosure statement which has been approved by the Bankruptcy Court and is otherwise in compliance with the Bankruptcy Code.

Stratosphere continues to be pleased with the results of the new marketing campaign and does not believe that a bankruptcy filing will, in the long term, adversely affect daily operations or guest services.

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Stratosphere Corporation is a casino/hotel/entertainment complex located at the north end of the Las Vegas Strip. The complex is centered around the Stratosphere Tower, the tallest free-standing observation tower in the United States.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the Company) contains statements that are forward-looking,such as statements relating to plan for future expansion and other business development activities as well as other capital spending financing sources and the effect of regulation (including gaming and tax regulation) and competition. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include, but are not limited to, those relating to development and construction activities, dependence on existing management, leverage and debt service (including sensitivity to fluctuations in the interest rates), domestic or global economic conditions, activities of competitors and the presence of new or additional competition, fluctuations and changes in customer preferences and attitudes, changes in federal or state tax laws of the administration of such laws and changes in gaming laws or regulations (including the legalization of gaming in certain jurisdictions). For more information, review the Company's filings with the Securities and Exchange Commission, including the Company's annual report on Form 10-K and certain registration statements of the Company.

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